SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33146; 812-14921

Altaba Inc.

July 3, 2018

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under section 17(b) of the Investment Company Act of 1940 (the "Act") for an exemption from section 17(a) of the Act.

Summary of Application: Applicant seeks an order that would permit in-kind repurchases of shares of the Fund held by certain affiliated stockholders of the Fund.

Applicant: Altaba Inc. (the "Fund").

Filing Dates: The application was filed on June 14, 2018, and amended on June 28, 2018.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 30, 2018, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant, 140 East 45th Street, 15th Floor, New York, New York 10017.

FOR FURTHER INFORMATION CONTACT: Elizabeth G. Miller, Senior Counsel, at (202) 551-8707 or Aaron T. Gilbride, Branch Chief, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   The Fund is a Delaware corporation registered as a closed-end, non-diversified management investment company under the Act. The Fund's investment objective is to seek to increase the price per share at which its common stock trades relative to the then-current values of its principal underlying assets, the Alibaba shares (defined below) and Yahoo Japan Corporation ("Yahoo Japan") shares. It seeks to do this by reducing the discount at which it trades relative to the underlying value of its net assets (before giving effect to deferred taxes on unrealized appreciation). As of March 31, 2018, the Fund's assets consist of the following: Alibaba Group Holding Limited ("Alibaba") ordinary shares and American Depositary Shares ("Alibaba ADSs" and together with the Alibaba ordinary shares, "Alibaba shares"); Yahoo Japan shares of common stock; miscellaneous investments in equity securities and warrants issued by public and private operating companies; cash, cash equivalents, and short-term marketable debt securities (the "Marketable Debt Securities Portfolio"); and a portfolio of intellectual property

assets held in a wholly-owned subsidiary, Excalibur IP, LLC. Shares of the Fund are listed and

trade on the Nasdaq Global Select Market. The Fund is internally managed by its executive

officers under the supervision of the Board of Directors and does not currently intend to depend

on a third-party investment adviser, except that the Fund has hired BlackRock Advisors, LLC

("BlackRock") and Morgan Stanley Smith Barney LLC (together with BlackRock, the "External

Advisers") as external investment advisers to manage its Marketable Debt Securities Portfolio.

Each External Adviser is an investment adviser registered under the Investment Advisers Act of

1940 and manages approximately half of the Marketable Debt Securities Portfolio.

     2.   The Fund proposes to conduct a tender offer for up to 195,000,000 shares of the

Fund's outstanding common stock, representing approximately 24% of the Fund's outstanding

shares (the "In-Kind Repurchase Offer"). Payment for any shares repurchased during the In-

Kind Repurchase Offer would be made in-kind through a pro rata distribution of the Fund's

Alibaba ADSs and cash. Applicant states that if a greater number of shares is tendered for

repurchase than the total amount offered to be repurchased in the In-Kind Repurchase Offer,

each participating stockholder will receive a pro rata share of the distribution in proportion to the

total shares accepted for repurchase by Applicant. The In-Kind Repurchase Offer will be made

pursuant to section 23(c)(2) of the Act and conducted in accordance with rule 13e-4 under the

Securities Exchange Act of 1934.

     3.   Applicant states that the In-Kind Repurchase Offer is designed to minimize

disruption to the market price of Alibaba ADSs relative to a sale of Alibaba ADSs to raise cash

to finance a cash tender offer and therefore minimizing the impact on the investments of

stockholders who remain invested in the Fund after the In-Kind Repurchase Offer or who own

Alibaba ADSs outside the Fund. Applicant further states that, under the In-Kind Repurchase

Offer, the Fund will minimize transaction costs associated with selling shares to conduct a cash tender offer.

4.   Applicant requests relief to permit (a) any common stockholders of the Fund who are "affiliated persons" of the Fund within the meaning of section 2(a)(3)(A) of the Act or (b) second-tier affiliates of the Fund because the External Advisers are affiliates of the Fund within the meaning of Section 2(a)(3)(E) of the Act (each, an "Affiliated Stockholder") to participate in the proposed In-Kind Repurchase Offer.

Applicant's Legal Analysis:

1.   Section 17(a) of the Act prohibits an affiliated person of a registered investment company, or any affiliated person of the person, acting as principal, from knowingly purchasing or selling any security or other property from or to the company. Section 2(a)(3)(A) and (E) of the Act define an "affiliated person" of another person to include any person who directly or indirectly owns, controls, or holds with power to vote 5% or more of the outstanding voting securities of the other person and any investment adviser of an investment company, respectively. Applicant states that to the extent that the In-Kind Repurchase Offer could be deemed the purchase or sale of securities by an Affiliated Stockholder, the transactions would be prohibited by section 17(a). Accordingly, Applicant requests an exemption from section 17(a) of the Act to the extent necessary to permit the participation of Affiliated Stockholders in the In-Kind Repurchase Offer.

2.   Section 17(b) of the Act authorizes the Commission to exempt any transaction from the provisions of section 17(a) if the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any

person concerned, and the transaction is consistent with the policy of each registered investment company and with the general purposes of the Act.

3.   Applicant asserts that the terms of the In-Kind Repurchase Offer meet the requirements of sections 17(b) of the Act. Applicant asserts that neither the Fund nor an Affiliated Stockholder has any choice as to the amount or form of consideration to be received as proceeds from the In-Kind Repurchase Offer. Instead, each tendering stockholder will receive, for each Fund share tendered, the same amount of Alibaba ADSs and the same amount of cash. If a greater number of shares is tendered for repurchase than the total amount offered to be repurchased in the In-Kind Repurchase Offer, each participating stockholder will receive a pro rata share of the distribution in proportion to the total shares accepted for repurchase by Applicant. Moreover, Applicant states that the portfolio securities to be offered and exchanged in the In-Kind Repurchase Offer will be valued in accordance with section 2(a)(41) of the Act, which will be an objective, verifiable standard that removes any discretion of an Affiliated Stockholder to conduct the In-Kind Repurchase Offer at a price that would be beneficial or detrimental to the interests of any particular stockholder. Applicant further states that the In-Kind Repurchase Offer is consistent with the Fund's investment policies. Applicant represents that the In-Kind Repurchase Offer is consistent with the general purposes of the Act because the interests of all stockholders are equally protected and no Affiliated Stockholder would receive an advantage or special benefit not available to any other stockholder participating in the In-Kind Repurchase Offer.

<u>Applicant's Conditions</u>:

Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.   Applicant will distribute to stockholders participating in the In-Kind Repurchase Offer cash and an in-kind pro rata distribution of Alibaba ADSs which represent approximately 80% of the Fund's total assets and are publicly traded on a United States stock exchange like shares of the Fund's common stock. The number of Alibaba shares to be exchanged per tendered Fund share will be based on a fixed exchange ratio. The amount of cash to be paid per tendered Fund share will be equal to a fixed multiple applied to the volume weighted average price for Alibaba ADSs on the second to last full trading day of the In-Kind Repurchase Offer. Stockholders will not be given a choice as to the amount or form of consideration. Each tendering stockholder will receive, for each Fund share tendered, the same number of Alibaba ADSs and the same amount of cash.

2.   The Alibaba ADSs offered and exchanged to stockholders pursuant to the In-Kind Repurchase Offer are securities that are listed on a public securities market for which quoted bid and asked prices are available.

3.   The Alibaba ADSs offered and exchanged to stockholders pursuant to the In-Kind Repurchase Offer will be valued in the same manner as they would be valued for purposes of computing Applicant's net asset value, consistent with the requirements of section 2(a)(41) of the Act.

4.   Applicant will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the In-Kind Repurchase Offer occurs, the first two years in an

easily accessible place, a written record of the In-Kind Repurchase Offer, that includes the

identity of each stockholder of record that participated in the In-Kind Repurchase Offer, whether

that stockholder was an Affiliated Stockholder, a description of each security distributed, the

terms of the distribution, and the information or materials upon which the valuation was made.

For the Commission, by the Division of Investment Management, under delegated

authority.

Eduardo A. Aleman
Assistant Secretary